UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SPECTRALINK CORPORATION

(Name of subject company (Issuer))

POLYCOM, INC.

SPYGLASS ACQUISITION CORP.

(Name of Filing Persons (Offerors))

Common Stock, par value $0.01 per share	847580107
(Title of classes of securities)	(CUSIP number of common stock)

Michael R. Kourey

Senior Vice President, Finance and Administration and

Chief Financial Officer

Polycom, Inc.

4750 Willow Road

Pleasanton, California 94588

(925) 924-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Sayed M. Darwish, Esq. Vice President, General Counsel and Secretary Polycom, Inc. 4750 Willow Road Pleasanton, California 94588 (925) 924-6000	Mark A. Bertelsen, Esq. N. Anthony Jeffries, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”), filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2007, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on February 20, 2007 (the “Initial Statement”), as amended, and relates to the offer by Spyglass Acquisition Corp., a Delaware corporation (the “Offeror”) and wholly-owned subsidiary of Polycom, Inc., a Delaware corporation (the “Parent”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SpectraLink Corporation, a Delaware corporation (the “Company”), at a purchase price of $11.75 per Share (or any different amount per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2007 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

The Offer is made pursuant to the Agreement and Plan of Merger, dated as of February 7, 2007 (the “Merger Agreement”), among the Offeror, the Parent and the Company.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Initial Statement is hereby amended and supplemented by adding the following to the end thereof:

“The Offer expired at 12:00 Midnight, New York City time, on March 20, 2007. The Depositary has advised the Parent that, as of the expiration of the Offer, approximately 17,729,176 Shares (which includes 441,746 Shares that were tendered pursuant to guaranteed delivery procedures) were validly tendered and not withdrawn in the Offer, representing approximately 90.0% of the Company’s issued and outstanding Shares. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

The Offeror commenced a three (3) business day subsequent offering period for all remaining Company Shares at 12:01 a.m., New York City time, today. The purpose of the subsequent offering period is to maintain at least 90% of the outstanding Company Shares and to give the Company shareholders who did not tender in the initial offer period the opportunity to participate in the tender offer and receive the $11.75 per share offer price on an expedited basis. During the subsequent offering period, Company Shares will be accepted for payment and purchased promptly as they are tendered.

The subsequent offering period will expire at 12:00 Midnight, New York City time, on Friday, March 23, 2007, unless extended by the Offeror.

Shareholders who tender during the subsequent offering period will receive the same $11.75 per share offer price paid during the initial offer period. Procedures for tendering shares during the subsequent offering period are the same as during the initial offer period, except that shares tendered during the subsequent offering period may not be withdrawn.

On March 21, 2007, the Parent issued a press release announcing the results of the Offer and the commencement of a subsequent offering period. The full text of the March 21, 2007 press release is attached as Exhibit (a)(5)(iv) and is incorporated herein by reference.”

Item 12. Exhibits

Item 12 of the Initial Statement is amended and supplemented by adding the following:

“(a)(5)(iv) Press Release issued by the Parent on March 21, 2007.”

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SPYGLASS ACQUISITION CORP.

By:	/S/ SAYED M. DARWISH
Name:	Sayed M. Darwish
Title:	President and Secretary

POLYCOM, INC.

By:	/S/ MICHAEL R. KOUREY
Name:	Michael R. Kourey
Title:	Senior Vice President, Finance and Administration and Chief Financial Officer

Dated March 21, 2007